Filed by: Knowles Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Audience, Inc.
Commission File No. 001-35528

The transcript below reflects a conference call held by Knowles Corporation on April 30, 2015.

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CORPORATE PARTICIPANTS

Mike Knapp Knowles Corporation - VP IR

Jeff Niew Knowles Corporation - President, CEO

Peter Santos Audience, Inc. - President, CEO

John Anderson Knowles Corporation - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Bob Labick CJS Securities - Analyst

Suji Desilva Topeka Capital Markets - Analyst

Harsh Kumar Stephens Inc. - Analyst

Jaeson Schmidt Lake Street Capital - Analyst

Christopher Rolland FBR & Co. - Analyst

Robert Sassoon RF Lafferty - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Knowles conference call on April 30, 2015. (Operator Instructions)

I will now hand the conference over to Mike Knapp, Vice President of Investor Relations for Knowles. Please go ahead, sir.

Mike Knapp - Knowles Corporation - VP IR

Thanks, Cat. I am Mike Knapp, Vice President of Investor Relations. And with me on the call today are Jeff Niew, our President and CEO; John Anderson, our CFO; and Peter Santos, President and CEO of Audience.

First, I’d like to remind you that all statements made during our conference call that are not statements of historical fact, including but not limited to statements regarding the Company’s forecast of future revenues and earnings, as well as business strategies, constitute forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could vary materially from those contained in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements are described in our Form 10-K for the year ended December 31, 2014, and other filings with the SEC that are filed from time to time.

Second, shareholders of Audience are urged to read the exchange offer documents regarding the proposed transaction when they become available, because they will contain important information about the proposed transaction that shareholders should consider before making any decisions regarding tendering their shares. At the time the offer commences, Knowles will file exchange offer materials with the US Securities and Exchange Commission; and Audience will file a solicitation and recommendation statement with respect to the offer. Shareholders may obtain a free copy of the exchange offer materials when available, as well as other documents filed by Knowles and Audience with the SEC, at the SEC’s website at SEC.gov.

Shareholders of Audience may also obtain a free copy of the exchange offer and the filings with the SEC that will be incorporated by reference in the exchange offer directly from Knowles or Audience by contacting the Investor Relations departments at the phone numbers referenced in the Companies’ press releases issued today. This communication shall not constitute an offer to purchase or the solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Third, Knowles will be, and certain other persons may be, soliciting Audience shareholders to tender their shares into the exchange offer. The Directors and Executive Officers of Knowles and the Directors and Executive Officers of Audience may be deemed to be participant in Knowles’ solicitation of Audience shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more information regarding the names, affiliation, and interests of the Directors and Officers of Knowles and Audience in the exchange offer, by reading the prospectus and certain information, certain other offer documents, as well as the solicitation and recommendation statement when they become available. We believe that this presentation may be meaningful to investors in analyzing the Companies’ results of operations.

As a final piece of housekeeping, a replay of this conference call will be available as soon as practical on the Investor Relations page of each Company’s website.

I will now turn the call over to Jeff, who will through the slides that are posted on our website at Knowles.com. After his prepared remarks, we will open the call up for questions. Jeff?

Jeff Niew - Knowles Corporation - President, CEO

Thanks, Mike. Good morning and thank you to all of you for joining us today. We are very excited to announce that we’ve signed a definitive agreement to purchase Audience. We believe this acquisition will drive long-term value for our shareholders, our customers, and for our employees.

Let me jump right to slide number 2 to go over some of the specifics around the proposed deal. First, the transaction rationale. As we discussed, since we spun out from Dover last year, technology acquisitions might be part of advancing our strategic goals and driving future growth. Knowles’ purchase of Audience will help us advance these goals.

Audience is a leader in the area of digital signal processing as well as algorithm and software development. At Knowles, we are a leader in microphones and speakers for the mobile consumer market.

Together, we expect to deliver end-to-end solutions for intelligent audio, from microphones to signal processing to speakers. We believe this acquisition will uniquely position us to optimize the audio signal path for our customers, which will enhance performance and enable new applications for their devices. It will also expand our available market and improve our ability to capitalize on mid- and long-term trends in the mobile market.

The acquisition price is $5.00 per share, which consists of $2.50 in cash that will be funded with the drawdown of lines of credit, and $2.50 in Knowles common stock. The equity component of the consideration is subject to a collar, which is outlined in the press release issued this morning; and the transaction values Audience at an enterprise value of approximately $85 million, net of their cash balance at the end of March.

We’re expecting this deal to close by Q3 of 2015, subject to regulatory and other approvals. While we do expect near-term dilution to Knowles earnings, we project that this transaction will be accretive to our non-GAAP earnings by Q4 of 2016.

We anticipate there will be significant annualized cost savings, which we estimate to be approximately $25 million. This will come largely from SG&A synergies, like redundant corporate costs. We expect over the midterm this transaction and associated R&D investment will expand our available market by more than $500 million, accelerate revenue growth, while improving our gross margins.

Let’s turn to slide 3. Over the next several slides, we’re going to look at some of the technology and products that Audience brings to Knowles, that will allow us to deliver differentiated product to the market. Audience has an extremely talented and respected group of engineers that have developed technologies and products that are very complementary to the Knowles capability.

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The combination of the Companies will enable us to optimize audio at the system level, enhance our offerings in the area of smart mics and other intelligent solutions. This can be achieved by having greater engineering depth to execute on our plans and augment our organic investments that we’ve already made. In addition to expanding our available market, we believe it will drive higher dollar content per device at higher margins.

Now I’d like to introduce Peter Santos, President and CEO of Audience, to give a brief overview of the business. Peter?

Peter Santos - Audience, Inc. - President, CEO

Thanks, Jeff. On slide 4 I wanted to share some additional information about Audience, for those who are not familiar with us. The Company was founded in 2000 and is headquartered in Mountain View, California, just a few miles away from Knowles’ Silicon Valley office in Sunnyvale. Last year the Company delivered $113 million in revenue with non-GAAP gross margin of 52%.

Audience pioneered the advanced voice processing market and, in so doing, has developed a deep base of technology and talent, with almost 200 patents issued and over 300 employees focused on innovating and delivering compelling audio and user experience solutions to our customers.

These are in almost all cases customers that we and Knowles share, who can benefit from this combination of the industry’s leading audio component and audio processing solutions. We were excited about this transaction because of these and many other significant strategic synergies and because it maximizes value for Audience shareholders.

After careful consideration, our Board of Directors concluded that the opportunity to combine with Knowles represents the best possible outcome for shareholder value, because a larger platform will enable the combined Company to pursue Audience’s business more effectively. This conclusion was reached in light of material declines in forecast demand over the last 30 days from our largest customer, relative to management expectations for Q2 2015, combined with the concentration of Audience’s business at that customer.

The impact of this forecast change is to dramatically erode projected operating results for 2015, as well as our projected cash balances, and to introduce concerns about our ability to continue as a standalone entity without additional capital. Therefore, this transaction provides the best possible scenario for our shareholders and enables our team to pursue the tremendous opportunity in front of us in voice and multisensory processing as part of a larger, more scalable entity, while strongly supporting and being a key element of Knowles’ strategy to optimize the entire audio chain for mobile and other consumer devices.

Now I’ll turn the call back over to Jeff.

Jeff Niew - Knowles Corporation - President, CEO

Thanks, Peter. Let’s continue with slide number 5. I want to take you back to Knowles’ Analyst Day, which we hosted in February of 2014. I showed this slide at the meeting to illustrate how the demand being placed on mobile devices for improved acoustics has driven increased dollar content per device, as we moved away from just using our phones to talk and started using them for multimedia applications, such as speech recognition and sensing.

As with other trends in the audio market, Knowles has been at the forefront of developing intelligent audio solutions for the next-generation mobile devices. As we move deeper into embedded software and hardware modules, Audience serves as a catalyst to accelerate our development in these areas.

Our internal efforts have been successful, and we expect to begin to show organic intelligent audio revenue this year. The addition of Audience’s analog and digital signal processing capabilities and world-class algorithms will broaden this portfolio of products at an even faster rate.

Now on to slide number 6. Slide number 6 should also be familiar to those who attend our Analyst Day in 2014 or those who have seen us on the road. I like this slide because it speaks directly to why Knowles is differentiated in the acoustic space.

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It starts with our heritage as a leading acoustic supplier to the hearing health and mobile consumer segment. Knowles has been the leading supplier of acoustics to the hearing aid market for greater than 50 years.

In the area of microphones and speakers, Knowles has been the pioneer, developing a broad portfolio of products serving all applications and OEMs. In addition, Knowles has built world-class electromechanical engineering capabilities.

The final set of differentiated capabilities is around MEMS and ASIC design. Audience takes a step deeper into the audio signal path. No other company in the market today will have as complete a set of capabilities for mics to signal processing to speakers, in addition to having the knowledge of customer applications and the ability to mechanically integrate these solutions through the use of high-volume manufacturing processes.

Slide 7 is updated from our 2014 Analyst Day as well. Knowles spent years developing the foundation of world-class components in mics, speakers, and receivers. We are now integrating these components into assemblies, bringing added value, primarily to our Chinese OEM customers.

We noted in our recent earnings call that we expect sales from these solutions to double this year. Building on that foundation, we are beginning to introduce intelligent solutions that combine hardware and software. These solutions will enable new use cases and create better-performing, differentiated devices for our OEM customers.

There are several areas we have been making investments, and we are particularly excited about opportunities like always-on mics, ultrasonics, and wind noise reduction for hearables. I believe we are only at the beginning of what could be possible when building an audio system versus individual components. We will continue to discuss more of these opportunities as they develop.

On the next slide, number 8, we take a look at how the combined capabilities of the Companies drive new market opportunity. By leveraging each other’s technology and products we can deliver better and smarter sensors that enhance performance and enable new applications, like voice or motion wake of a system. Beyond mobile we see opportunities to deliver products for hearables, Internet of Things, as well as multisensory processing, which can provide devices with contextual awareness.

Finally, on slide number 9, we talk about how we expect this acquisition to impact our mid-term model. While we are not updating this model today, we want to take a moment to highlight directionally the impact that Audience business will have on Knowles.

Clearly we expect the combination of the Companies to drive an expansion of our available market and accelerate our top-line growth. These solutions will provide the opportunity to improve Knowles’ corporate gross margins over time.

This will require a higher level of R&D investment to support this potential growth, and we expect the impact to operating margins will be neutral as better revenue growth and gross margins will be offset by higher R&D.

With that, I will turn it over to the operator to open it up for calls and questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Bob Labick, CJS Securities.

Bob Labick - CJS Securities - Analyst

Thank you. Good morning. Jeff, could you talk a little bit about the customer concentration at Audience and if you think the combination with Knowles will enable you to sell to a broader set of customers that you have? Or where does that stand in this equation?

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Jeff Niew - Knowles Corporation - President, CEO

Yes, I mean what I would say is that a big portion of Audience revenue does come from Samsung, but they have had a fair amount of success also with the Chinese OEMs. It’s clear a company of our size, with the applications and the salesforce that we have on a global basis, will definitely provide more opportunity to bring that technology, their technology to our customers. We definitely see that as a great opportunity.

Bob Labick - CJS Securities - Analyst

Okay, great, thanks. Then on to the cost synergies you mentioned, $25 million, could you just elaborate on that? Is that enough to get to the accretion at the end of 2016, or what else is baked into the assumption of accretion by the end of 2016?

Jeff Niew - Knowles Corporation - President, CEO

Yes, the majority — and I will let John speak to this a little bit. But the majority of that comes from really what we talked about on the call or the script, which is corporate costs relative to SG&A, the majority of that. Clearly there are some overlaps between Knowles in that area.

But there is other things that we are expecting. We are expecting revenue synergies to come out of this deal. There is no doubt about that.

When you look at where Audience is today and the depth of their technology and capability, we think that coupled with our plans in intelligent audio really are going to create a fair amount of intelligent audio synergistic revenue that we didn’t have in our plan today. John, I don’t know if you want to add on that.

John Anderson - Knowles Corporation - SVP, CFO

I think you got both points.

Jeff Niew - Knowles Corporation - President, CEO

Yes? Okay.

Bob Labick - CJS Securities - Analyst

Great. Thank you very much.

Operator

Suji Desilva, Topeka.

Suji Desilva - Topeka Capital Markets - Analyst

Hi, Jeff and John, and hi, Peter. Known you guys well and looking forward to what the combined Company can do, so congratulations on this.

The R&D that Audience has spent and then the Knowles in-house efforts, how much overlap was there in the roadmaps prior to the acquisition?

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Jeff Niew - Knowles Corporation - President, CEO

What I would say, the overlap was minimal. If you think about it not just from an R&D but also from a product portfolio standpoint, this is very synergistic. We would never have walked in to talk to Audience and considered them a competitor in any market.

As we looked at our smart mics that we’ve started to introduce and we will start shipping in the back half of the year, what I would say is we were in a lot closer discussions with Audience about how they interface with their products. And that is when we really started thinking about how synergistic this could be, when we could walk into a customer — and we’ve done that as partners, not owning Audience, but as partners and talked about how we could optimize the signal path, improve the performance for them, and really start thinking about enabling new applications.

Suji Desilva - Topeka Capital Markets - Analyst

Okay, great. Then can you talk about the trends that are happening with the smartphone customers, like Samsung, that make this a timely move? Obviously, you’ve talked to the customers, I would imagine, ahead of time. So just curious about color there.

Jeff Niew - Knowles Corporation - President, CEO

Yes. If you go back — and I keep going back to this, I know, Investor Day in February of 2014. But when we had this vision of where we wanted to go, that we were the leading supplier on the component basis, we were starting to build what we call our module business where we delivered these electromechanical solutions that were better-performing, could be thinner, brought a lot of benefit. What we started seeing was by having this whole system on the physical side there was the opportunity and intelligence to really improve the performance.

Beyond Samsung but at a lot of customers, what we are starting to see is that we present the solutions to them and they are keenly interested in these solutions. Again, what we see how — Audience augments our ability to deliver on intelligent audio and takes us in a direction that we wouldn’t have been able to do on our own, like voice processing software and algorithms.

Suji Desilva - Topeka Capital Markets - Analyst

Great, thanks. And last question, perhaps for Peter. The China OEM market has been a good one for you, but Xiaomi has switched in and out of content. Just curious on an update there on the progress, and win-back content there, or a broader perspective would be great. Thanks.

Peter Santos - Audience, Inc. - President, CEO

Suji, our focus today here on this call is really on the Knowles business perspective, and we are not in a position to provide specific color on our business segment. There will be tender offer related documents that will provide a lot more color on exactly our considerations and our business. So not appropriate at this time to comment on the Xiaomi outlook.

I will echo Jeff’s comments about the timing and what we see at customers in general, which is much more of a focus on system solutions. And that’s what caused us to partner, as Jeff had reflected.

Suji Desilva - Topeka Capital Markets - Analyst

Fair enough. Appreciate that. Good luck on the transaction. Congratulations again.

Operator

Harsh Kumar, Stephens.

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Harsh Kumar - Stephens Inc. - Analyst

Yes, hey, thanks for letting me ask a question. Jeff, could you — so Audience has a few different things. Could you talk about maybe what specific two or three parts that you are most excited about, the parts, products, or technologies that you are pretty excited about from Audience?

Jeff Niew - Knowles Corporation - President, CEO

Yes, what I would say is there’s a number of opportunities that are in front of us today, Harsh, that what they do, what Audience does is helps us execute upon.

It’s related to — starting with smart mics. We’ve got success that there. We are starting to see demand.

But we are getting more and more opportunities to go even beyond smart mics in some of the things we’ve talked about like hearables and ultrasonics. It’s clear that what Audience brings to start off with is its analog and digital signal processing capability and a product portfolio that’s already being sold, a proven track record of delivering these devices.

The second thing that they clearly bring is software capability, both algorithms, embedded software, integration. If you look at Audience, they have an operation here in Mountain View doing software, but they also have an outstanding operation in India doing software development.

What we see is not only do they have these world-class algorithms in the area of voice processing, but they also have the ability to take us to these next-generation type of applications that we’re just starting to touch on beyond the smart mic.

Harsh Kumar - Stephens Inc. - Analyst

Okay, fair enough. Thank you for that color. Are there levers, Jeff, that you feel that are there, either in revenue or synergies, that can make the turn for the two Companies faster? In other words, I think you mentioned fourth-quarter 2016 as the turn for Audience. Is there stuff that you can pull that makes that turn faster?

Jeff Niew - Knowles Corporation - President, CEO

Well, we are not — we are committing to Q4 of next year. I would say we are trying to make sure that we take a conservative view of what we can deliver on. We want to make sure we’re thoughtful in the integration process and in thinking about the product roadmaps and where we want to focus people over the mid to long term.

There are a lot of other things that Audience does that are beyond what we are talking about today, that have real potential in the mid to long term. We talk about things like motion; that’s something in here for sure that in the mid to long term may have real value for us.

But I would just say that with the idea here that we are focused on the opportunity that is in front of us today, which is smart mics and delivering on what we believe is going to be a whole new category of products.

Harsh Kumar - Stephens Inc. - Analyst

Got it. Thanks, Jeff. I’ll get back in line. Thank you.

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Operator

Jaeson Schmidt, Lake Street Capital Markets.

Jaeson Schmidt - Lake Street Capital - Analyst

Hey, guys. Thanks for taking my questions. Wondering if you could provide some comments surrounding Audience’s ASP profile and then end-market composition outside handsets.

Jeff Niew - Knowles Corporation - President, CEO

We are not going to comment on the ASP profile today. I would just say in general that there are opportunities for sure outside the handset market. We’ve talked a little bit about where we see them in terms of things like hearables and Internet of things.

This is not — clearly, and I think this shouldn’t be any surprise to anyone, when we look at things like watches, as an example, the volume from the one large guy now who has introduced a watch is very minimal relative to handsets this year. But we are well positioned, both microphones, speakers, receivers, as well as I believe Audience is well positioned to take advantage of this as we move forward.

Peter, I don’t know if you want to add anything to that.

Peter Santos - Audience, Inc. - President, CEO

Yes, sure, Jeff. Just some background. We have had fairly significant traction at Audience with applications like television and remote controls, and providing enhancement for the speech recognition capability there. We have seen opportunities and shipments in the PC and tablet market, and also are engaged in a number of IoT opportunities where sound is becoming a critical capability. So that is some background on the exposure that Audience has outside of smartphones.

Jaeson Schmidt - Lake Street Capital - Analyst

Okay, great. Thanks. Then with Audience’s Sensor Platforms acquisition last year, Jeff, just wondering if you could expand on your comments surrounding motion and how you think that plays into your product roadmap.

Jeff Niew - Knowles Corporation - President, CEO

Yes. I would say in the short term, motion does not play strongly into the roadmap. But we definitely see, as we think about things like contextual awareness, that motion could play a role as we look to the mid to the long term.

We are definitely interested in that, in this technology, and we see is as another step, I would say, beyond where we are talking about intelligent audio. So — but again, I want to make sure everyone on the call realizes we are really focused on executing on the short-term opportunities that are in front of us today.

Jaeson Schmidt - Lake Street Capital - Analyst

Okay. I will jump back into queue. Thanks a lot, guys.

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Operator

Christopher Rolland, FBR Capital Markets.

Christopher Rolland - FBR & Co. - Analyst

Hey, guys. Thanks for the question. I just want to drive down a little bit more on top-line synergies and how your products really fit together here. From what I understand, Audience is starting to get a little bit of traction with a voice sensing part, I guess with capability similar to Voice iQ.

It sounds like there may be some product overlap there, but you guys are saying that these products actually synergize and actually work together. Perhaps you can drill a little bit more down on that, why you have a combined enhanced product?

Jeff Niew - Knowles Corporation - President, CEO

Yes, and that’s a really good question. If you think about it, what we are talking about, Audience does have the capability on the software side for voice wake. We have the hardware side in the microphone.

What we are talking about here is optimizing the system performance and potentially thinking about where the software resides. Should it be on a digital signal processor, on a codec someplace else? Or should it be on a microphone to optimize the performance?

How we’ve looked at this market to this point in the area of software, while we do have some capability goals in the area of software we have been very reliant on third parties like Audience, in order to work with as a partner, in order to bring this solution to market. What we see now is we are able to walk into a customer and say: look, we will give you the best solution to your problem.

As opposed to, well, I have got a mic; and here is a piece of software; and here is another piece of hardware. And the customer has got to source that all themselves and design it all themselves. We can walk in and say: we have got an optimized solution.

Peter Santos - Audience, Inc. - President, CEO

What we have found in our partnership together is it gives us the ability to put the intelligence at the right part of this, wherever it belongs in the audio signal chain, whether it’s at the microphone or in a hub. And by designing at the system level you can deliver the customer a much higher-performance solution.

Christopher Rolland - FBR & Co. - Analyst

Great. Thanks for that. What do you guys expect in terms of quarterly cash burn, or net income impact for the rest of the year from the deal?

John Anderson - Knowles Corporation - SVP, CFO

This is John. We aren’t going to comment on that until the deal is actually closed. We will come out with guidance in the first period along with our quarterly results after closing.

Christopher Rolland - FBR & Co. - Analyst

Okay. Maybe you guys can talk about how long you have been in discussions here. Maybe this is just a fast thing. It sounded like you guys are in Mountain View right now. I don’t know if the deal is hot off the presses here or not.

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But perhaps you guys can talk about the genesis for the talks and whether it was actively shopped and others got to look at the deal. Thanks.

Jeff Niew - Knowles Corporation - President, CEO

We’re not going to speak to whether the deal was actively shopped. I think that there will probably be a fair amount of detail on that when Audience releases more detail on the deal.

But what I would say is Peter and I have been in touch for a while. But I think how this all started was, look, we are looking for a strong partner in order to go to customers and say: here is an optimized solution. And as we got further along we started seeing the power of the two companies together.

Yes, we are in Mountain View. This is hot off the press.

I think what we’ve seen in the last month or so is when things really started to say, hey, does this really make sense for us to be together? But we’ve had a relationship, Peter and I, as well as I know at the engineering level, at the applications level, a lot of our teams have already been working together at various customers as we are starting to pioneer and bring intelligent audio to the market.

Christopher Rolland - FBR & Co. - Analyst

Great. Thanks and good luck on the deal, guys.

Operator

Robert Sassoon, RF Lafferty.

Robert Sassoon - RF Lafferty - Analyst

Okay, thank you. Just a couple of questions. Audience itself, as a (technical difficulty) Company, what is the addressable size of the addressable market for your product?

And what is the competitive landscape like? Who are you competing with? What sort of share of the market do you have at the moment?

Jeff Niew - Knowles Corporation - President, CEO

Yes, I think there are two things you’ve got to realize. Part of what we are talking about is an emerging market plus there is the markets that are already — that Audience is in.

What we’ve quantified down to the market that we are targeting today is roughly about a $500 million market, and that’s the area we’re going to focus on. There are other technologies within Audience that have a broader market than this, but that is not where we justify the deal on. It is on the $500 million opportunity that is in front of us today.

Robert Sassoon - RF Lafferty - Analyst

Basically you are saying that Audience, with roughly $100 million of revenues, has got about a fifth of that market?

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Jeff Niew - Knowles Corporation - President, CEO

I think I wouldn’t say it’s exactly the way I would frame it, because there is a new market coming, where we can talk like smart mics that doesn’t exist today. Like I said there is $500 million that we are focused on; but there is a much broader market that Audience competes in that’s larger than that. That is not our initial focus in terms of getting to market.

Like, for example, we use motion software. That is not a primary focus of the deal today.

The second question you asked about who we are competing with, I think the players are roughly the same that we are competing with, that we have always competed with. We talk about from the AACs and the GoerTeks to the Cirrus Logics, and I don’t think they are different.

But I do think what’s different is we are in a very unique position where we have microphones, we have speakers, we have analog and digital signal processing. And we can walk in and talk to customers at a very broad level of the problems they are trying to solve in terms of performance, and talk to them about new applications that don’t exist today. And we can bring back an entire solution.

Robert Sassoon - RF Lafferty - Analyst

Have you actually spoken to customers about the potential tie-up and getting some feedback on this?

Jeff Niew - Knowles Corporation - President, CEO

We have talked to a number of customers. But what I would say is I don’t think our customers are going to view this — I think they are going to view it very positively.

We spent a fair amount of time over the last year with most of our customers talking about intelligent audio with their advanced acoustics groups. And the feedback we get is: yes, we are interested; when can we get the products? Because we need to get going on the integration of these into our system.

So I would say the feedback from the customers we’ve talked to has been positive. But overall I think this is going to be viewed from our customers saying: well, Knowles, you had an investment, you’re just making a larger investment based on the feedback we have given you.

Robert Sassoon - RF Lafferty - Analyst

Great. Finally, just could you add some more color maybe about why there has been this drop-off in demand from your major customer? Is there anything behind it relative to your expectations, as Audience?

Peter Santos - Audience, Inc. - President, CEO

As I’ve said, the change in demand has been quite recent. And for more color on that background, I would refer you to some of our tender offer related documents that will be forthcoming in the next week or two.

Robert Sassoon - RF Lafferty - Analyst

Okay.

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Peter Santos - Audience, Inc. - President, CEO

There will be more detail there.

Robert Sassoon - RF Lafferty - Analyst

Okay. Thanks very much.

Operator

Harsh Kumar, Stephens.

Harsh Kumar - Stephens Inc. - Analyst

Hey, thanks again for letting me get on. For those of us that don’t know Audience that well, maybe, John, John Anderson, could you tell us if there is a tax loss implication to this deal, if you get a bunch of benefit from that angle as well?

John Anderson - Knowles Corporation - SVP, CFO

Harsh, there are some tax NOL carryforwards that will be a benefit to Knowles.

Harsh Kumar - Stephens Inc. - Analyst

Would you be able to quantify at this time?

John Anderson - Knowles Corporation - SVP, CFO

No, not at this time. But as I said, we will come out with revised guidance in the period subsequent to the actual close of the transaction. (multiple speakers)

Harsh Kumar - Stephens Inc. - Analyst

That’s fair. And then I might have missed this; is there a timeline that you mentioned for the close?

Jeff Niew - Knowles Corporation - President, CEO

Yes, we are targeting Q3.

John Anderson - Knowles Corporation - SVP, CFO

it’s really — there’s a couple gating items, Harsh. There is basically SEC clearance as well as antitrust clearance. So it’s really regulatory approval and obviously completion of the tender offer.

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Harsh Kumar - Stephens Inc. - Analyst

Got it. Thanks, guys.

Operator

Suji Desilva, Topeka.

Suji Desilva - Topeka Capital Markets - Analyst

Hi, guys. Just a couple of quick follow-ups. John, can you walk us through the term loan, whether that was in place already, whether you are initiating that now? And how much is drawing down, how much is remaining?

John Anderson - Knowles Corporation - SVP, CFO

Yes. The cash portion of the consideration is roughly — a little north of $50 million; and that’s simply going to be a drawdown on existing credit lines.

Suji Desilva - Topeka Capital Markets - Analyst

And how much is remaining on that credit line?

John Anderson - Knowles Corporation - SVP, CFO

More than $200 million.

Suji Desilva - Topeka Capital Markets - Analyst

Great, thanks. Then also in terms of the Audience codec that they had in the roadmap or were actually in the process of selling, is that something that is strategic to the go-forward Company? Or can you just comment on that?

Jeff Niew - Knowles Corporation - President, CEO

What I would say is from our perspective, codecs are very interesting technology to us, but it’s not the primary reason that Knowles was interested in Audience.

What I would say is as we look to the future, codes could be an important part of our future, but it’s more about executing on the opportunity that we see that are differentiated today and where we can really make a difference in the audio signal system.

Suji Desilva - Topeka Capital Markets - Analyst

Okay. Then also in terms of — on the placements that will eventually be in place, would it be kind of a three-placement solution, where you have the mics, a coprocessor, and then an app processor? Or would you envision the software being ported to the mics? Or would it be a combination of those deployments in the future?

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Jeff Niew - Knowles Corporation - President, CEO

Yes. I think — I mean, that’s the beauty of the situation that we are talking about here. What we start to see in the marketplace is not one-size-fits-all. And there are people out there, a lot of our customers, who are trying to look for a differentiated solution.

So that’s why having the system level, and it starts with our integrated audio solutions, our modules, the reason that that is really exciting is because every customer wants something slightly different, right? And we are able to tailor the mechanical side.

Now we are thinking from a system level we will be able to tailor it depending what they want to do. Oh, you want ultrasonics on this phone, or you want an always-on mic, or you want something different? We can bring the whole system together and deliver that solution.

Suji Desilva - Topeka Capital Markets - Analyst

Great. Lastly, if it’s meaningful, is the cumulative R&D investment that Audience has made that you are acquiring, is that a meaningful number to understand the value you are getting here?

Peter Santos - Audience, Inc. - President, CEO

Sorry, understand (multiple speakers)

Suji Desilva - Topeka Capital Markets - Analyst

Sorry, the cumulative R&D investment that Audience has made to date, it’s a meaningful investment that you guys are acquiring. Do you have any data on that, or — ?

Jeff Niew - Knowles Corporation - President, CEO

Well, I mean there is a fair amount of IP that we are acquiring with the deal in areas that Knowles does not have a lot of IP. For sure, as I said on the script, there is a large group of very talented engineers here in Mountain View and in India that we put extremely high value on in helping us deliver these differentiated solutions.

Suji Desilva - Topeka Capital Markets - Analyst

Okay, great. Thanks again, guys.

Operator

Thank you. I am showing no further questions. I would now like to turn the call back to Mike Knapp for any further remarks.

Mike Knapp - Knowles Corporation - VP IR

Great. Thanks very much, Cat, and thanks, everyone, for joining us today. We look forward to speaking with you again soon. Bye-bye.

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Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.

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